Exhibit 3.1

OHA INVESTMENT CORPORATION

ARTICLES OF AMENDMENT

OHA INVESTMENT CORPORATION, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST:  The charter of the Corporation is hereby amended by deleting existing Section 4.1 in ARTICLE IV in its entirety and substituting in lieu thereof a new Section 4.1 to read as follows:

ARTICLE IV

PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS OF THE CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1: Number, Classification and Election of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors shall be one, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws. However, the number of directors but shall never be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”). The name of the director who shall serve until his successor is duly elected and qualified is: Ted Goldthorpe.

SECOND:  The foregoing amendment does not increase the authorized stock of the Corporation.

THIRD:  These Articles of Amendment have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH:  The foregoing amendment to the charter of the Corporation shall become effective upon acceptance for record by the State Department of Assessments and Taxation of the State of Maryland.